Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                October 15, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8956
                     FTP American Recovery Portfolio Series
                                 (the "Trust")
                      CIK No. 1820081 File No. 333-248777
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. PLEASE INCLUDE DISCLOSURE THAT BRIEFLY DESCRIBES THE UIT'S INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response:  Please  refer  to  the  bullet  points under the section of the
Prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

Portfolio
_________

      2. TO THE EXTENT THE FINAL PORTFOLIO CONCENTRATES IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES, PLEASE SPECIFY AND DISCLOSE RELEVANT CONCENTRATION RISKS.

      Response: In accordance with the Staff's comment, if the Trust's final portfolio is concentrated in a particular industry or group of industries, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                        Very truly yours,

                                        CHAPMAN AND CUTLER LLP


                                        By  /s/ Daniel J. Fallon
                                            ____________________
                                            Daniel J. Fallon